1 October 2003

                                CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has today received notification from Standard Life Investments on behalf of Standard Life Group, in accordance with Section 198 of the Companies Act 1985 (the "Act"), that on 30 September 2003 Standard Life Investments sold 15,000,000 shares on behalf of Standard Life Group. This decreased the total held as a material interest to 92,971,946 shares being below 3% of Corus Group plc's issued capital.

END